EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Six Months ended June 30, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$18,090
Fixed charges:
Interest expense	5,308
One-third of rents, net of income from subleases (a)	263
Total fixed charges	5,571
Add: Equity in undistributed income of affiliates	376
Income before income tax expense and fixed charges, excluding capitalized interest	$24,037
Fixed charges, as above	$5,571
Ratio of earnings to fixed charges	4.31
Including interest on deposits
Fixed charges, as above	$5,571
Add: Interest on deposits	1,112
Total fixed charges and interest on deposits	$6,683
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$24,037
Add: Interest on deposits	1,112
Total income before income tax expense, fixed charges and interest on deposits	$25,149
Ratio of earnings to fixed charges	3.76

(a)	The proportion deemed representative of the interest factor.